11021732

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 28862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/10 (MM/DD/YY) AND ENDING 02/28/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

BRADLEY WOODS & CO. LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 THIRD AVE., 18th Fl.
(No. And Street)

NEW YORK,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL RIPP (212) 826-9191
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL RIPP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRADLEY WOODS & CO. LTD, as of February 28, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID S. LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2014

Notary Public

Signature

PRESIDENT, CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Bradley Woods & Co. Ltd.:

We have audited the accompanying statement of financial condition of Bradley Woods & Co. Ltd. (the "Company"), as of February 28, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bradley Woods & Co. Ltd. as of February 28, 2011 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
April 15, 2011

BRADLEY WOODS & CO. LTD.
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2011

ASSETS

Cash and cash equivalents	$	75,231
Equipment - net		2,875
Loan to officer		20,000
Other assets		5,158
Total Assets	$	103,264

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payable to clearing broker	$	35
Accounts payable and accrued expenses		14,340
Total Liabilities		14,375
Stockholders' Equity:		
Preferred stock - $.01 par value - 50 shares authorized, 50 shares issued and outstanding		1
Common stock - $.01 par value - 9,950 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in capital		253,625
Accumulated deficit		(164,747)
Total Stockholders' Equity		88,889
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	103,264

The accompanying notes are an integral part of this financial statement.

BRADLEY WOODS & CO. LTD.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2011

NOTE 1. ORGANIZATION AND BUSINESS

Bradley Woods & Co. Ltd. (the "Company") was incorporated in October 2004 under the laws of the State of Delaware. The Company is registered with the Securities and Exchange Commission as a broker/dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's principal business includes providing research to clients on a fee basis and investment banking services to clients involved in private placement offerings.

The Company's business also includes the purchase and sale of securities on behalf of institutional customers as an introducing broker. All securities transactions are cleared through another broker/dealer (the "Clearing Broker") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less, as well as money market mutual funds, to be cash equivalents.

b. Securities Transactions

Securities transactions and the related revenue and expenses are recorded on the trade date as if they had settled. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value measurements) bears no material effect on the financial statements as presented.

c. Revenue Recognition

Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis as required by accounting principles generally accepted in the Unites States of America ("GAAP"). Commissions earned from other trading activities are recorded as transactions are closed between buyers and sellers.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d. Depreciation

Equipment is stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Depreciation is calculated using the straight-line method over an estimated useful life of five years.

e. Income Taxes

The Company is a C corporation and is subject to federal and state income taxes. Deferred income taxes, based on current federal, state, and local tax laws and rates, arise from timing differences resulting from income and expense items reported for financial accounting and tax reporting in different periods. The principal source of timing differences is the utilization of the cash basis method of accounting for income tax purposes. A valuation allowance is established when it is more likely than not that the deferred tax asset will not be realized.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes (formerly FASB Statement 109 Accounting for Income Taxes). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

f. Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

NOTE 3. RECEIVABLE AND PAYABLE TO CLEARING BROKER

The clearing and depository operations for the Company's and customers' securities transactions are provided by a clearing broker pursuant to a clearance agreement. The amount due from the clearing broker represents cash deposits maintained at the clearing broker and commission revenue earned as an introducing broker for its customers, net of clearing expenses. The payable to clearing broker consists of unpaid clearing charges and other fees.

NOTE 4. EQUIPMENT

At February 28, 2011, equipment consists of the following:

Computer equipment	$ 8,413
Less: Accumulated depreciation	5,538
	$ 2,875

Depreciation expense of $1,314 was charged to operations for the year ended February 28, 2011.

NOTE 5. COMMITMENTS AND CONTINGENCIES

As part of the Company's arrangement with its clearing broker, the Company is provided office space at a cost of $1,500 per month. Since the clearing agreement can be cancelled with sixty days written notice, the Company has a minimum future rent commitment of $3,000.

NOTE 6. SHARES OF STOCK

Under the Second Amended and Restated Certificate of Incorporation of the Company dated May 14, 2010 (the "Certificate"), 9,950 shares of Common Stock, having a par value of $0.01 per share, were authorized. Holders of Common Stock are entitled to one vote per share. At February 28, 2011, 1,000 shares of Common Stock are issued and outstanding.

Also under the Certificate, 50 shares of Non-Convertible Preferred Stock, having a par value of $0.01 per share, were authorized and 50 shares were issued. Dividends are paid at the discretion of the Board of Directors. Holders of the Preferred Stock do not have voting rights. At February 28, 2011, 50 shares of Preferred Stock are issued and outstanding.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission under Rule 15c3-1. At February 28, 2011, the Company was in compliance with these requirements.

The Company remains subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires that the company maintain minimum net capital, as defined and aggregate indebtedness and debt-to-debt equity ratios. At February 28, 2011, the Company had net capital, as defined, of $60,856 which was $55,856 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.24 to 1.

NOTE 8. OFF BALANCE-SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.